FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of **July 30, 2003**

Equant N.V.
(Translation of registrant's name into English)

Heathrowstraat 10
1043 CH Amsterdam, The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [**X**]   Form 40-F [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]   No [**X**]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



**EQUANT ANNOUNCES SECOND QUARTER REVENUES AND FIRST HALF
FINANCIAL HIGHLIGHTS FOR 2003**

- **In the second quarter, Network Services revenues grew 3.4 percent; total
  revenues were stable.**
- **In the first half operating profit before depreciation, amortization and non-
  recurring charges doubled to $159 million.**

AMSTERDAM (July 28, 2003) – Equant (NYSE: ENT, Euronext Paris: EQU) today
announced its revenues for the second quarter of 2003 together with financial highlights
for the first half of 2003.

Commenting on Equant's revenues and financial highlights, Didier Delepine, president
and chief executive officer, said: "In the second quarter, demand for our products and
services, particularly our leading IP VPN, was good. We have added more new logos
and continued to expand our product suite as we reinforced our leading position in the
market place. However, we have not seen any major improvement in the global
economy, where recovery remains tentative, and we expect that recent trends will
continue for the remainder of this year.

"In the first six months this financial year, our cost reduction plan worked well and has
delivered significant benefits. As a result of reducing our direct costs, we have seen
gross profit improve by $58 million, and we have reduced sales, general and
administration expenses by $25 million. We will continue to reduce costs in our drive to
achieve profitability against the background of a difficult economic environment."

Revenues

The company's revenues this quarter of $744 million were, as anticipated, essentially
flat compared with the second quarter 2002, with growth in Network Services and
Integration Services offset by declines in other lines of business.

	2Q 03 Actual $m	2Q 02 Actual [1] $m	% Better/ (Worse)
Network Services (Direct & FT Transpac)	330.1	311.5	6.0
Network Services (Indirect)	72.9	78.4	(7.0)
Total Network Services	403.0	389.9	3.4
Integration Services	115.8	103.9	11.5
Other Services	57.2	61.9	(7.6)
SITA Contract	168.3	184.3	(8.7)
Total Revenues	744.3	740.0	0.6

Network Services Indirect refers to revenues through Radianz, Deutsche Telekom, Sprint, and other
wholesale channels.



In the second quarter of 2003, revenues for Network Services increased by 3.4 percent to $403 million. Network Services Direct revenues grew by 6.0 percent compared with the second quarter of 2002. Indirect channel revenues, although below last year's levels, showed a small sequential increase.

In the second quarter, the company continued to see good demand for its flagship IP VPN product, and announced multi-million dollar contracts with APL, Electrolux, JT International, Kuehne and Nagel, the Swedish Ministry of Foreign Affairs and Sea Containers in conjunction with China Netcom.

Revenues from Integration Services increased 11.5 percent to $116 million this quarter. Fulfillment revenues were up in the second quarter 2003 compared with a year earlier with increases in all main regions. In the second quarter of 2003, Hosting and Applications revenues increased compared with the second quarter of 2002. As in the first quarter, the weak economy in the U.S.has had a significant impact on the demand for small enterprise contracted computer maintenance leading to a decline in services revenues.

Revenues from Other Services totaled $57 million in the second quarter of 2003, compared with $62 million in the prior year. The decrease reflects the planned reduction in circuit-switched voice partially offset by a small increase in product management fees from France Telecom Transpac. During the second quarter, the company introduced two further additions to its products set: GPRS access and Equant video over IP.

Revenues from SITA were $168 million in the second quarter of 2003 declining from $184 million in the second quarter of 2002 as a result of the lower minimum revenue commitment, effective from July 2002. From July 2003, there will be no minimum revenue commitment in future periods as new contractual arrangements come into force.

Operating Profit before Depreciation, Amortization and Non-Recurring Charges

For the first half of 2003, the operating profit before depreciation, amortization and non-recurring charges was $159 million compared with $76 million in the first half of 2002. This non-GAAP measure is reconciled to the Company's operating loss in footnote 2.

To complement the restructuring and integration programs, the company has implemented a cost reduction plan. The plan is working well and has succeeded in delivering significant reductions in direct costs and major reductions in SG&A. SG&A reduced to 21.9 percent of revenues compared with 23.7 percent in the first half of 2002.



Compared with the first half of 2002 there have been significant movements in exchange rates, particularly in the dollar/euro rate. Foreign exchange had a positive effect of $60 million on our revenues, but costs were adversely impacted by $88 million. Our cost savings were such that we were able to show a significant improvement in profits before depreciation, amortization and non-recurring charges compared with the first half of 2002.

Depreciation and Amortization

In the first half of 2003, total depreciation and amortization charges were $253 million compared with $230 million in the first half of 2002. The first half of 2003 includes a $25 million charge as a result of aligning the useful lives of certain former Global One assets with those of the Company.

Non- Recurring Charges Including Restructuring and Integration

In the first half of 2003, the Company incurred $184 million of restructuring and integration costs before expected recoveries of $123 million from France Telecom. The major components of the gross charge were personnel related costs of $54 million, lease exit charges of $47 million, and asset write offs of $36 million. The net charge of $61 million compares with $66 million in the first half of 2002.

Operating Loss

The operating loss for the first half of 2003 of $155 million showed an improvement of $65 million, or 30 percent compared with $220 million in the same period in 2002.

Capital Expenditures and Cash

Total capital expenditures for the first half of 2003 of $151 million were approximately 10 percent of revenues. Capital expenditures in the first half of 2002 totaled $176 million.

At June 30, 2003, the Company's net cash and cash equivalents [3] totaled $462 million compared with $444 million at December 31, 2002.

Footnotes:

(1)   Reflects the transfer of revenues of FT Transpac from Indirect to Direct



(2) Reconciliation of operating profit before depreciation, amortization and non-recurring charges to operating loss	1H 2003 $m	1H 2002 $m
Operating profit before depreciation, amortization and non-recurring charges	159	76
Depreciation and amortization, excluding goodwill	(253)	(230)
Non-recurring charges including restructuring and integration, net of reimbursement expected from France Telecom.	(61)	(66)
Operating income/(loss)	(155)	(220)

(3) Net cash and cash equivalents are stated net of debt

The company will host a conference call for investors on July 29, 2003 at 9:00 am (ET) and 3:00 pm.(CET). The call can be accessed via the Equant web site (www.equant.com) or by dialing +1 913-981-5519 in North America or +33 1 70-70-81-98 in France or +44-20-7984-7582 in Europe.

Accompanying slides will be available on the Equant Web site from 8 a.m. CET on July 29, 2003.

About Equant

Equant (NYSE: ENT) (Euronext Paris: EQU) is a recognized industry leader in global data and IP network and integration services for multinational businesses. The Equant network has unmatched seamless reach, connecting key business centers in 220 countries and territories, with local support in more than 165 countries. Building on more than 50 years of experience in data communications, Equant serves thousands of the world's top companies with the industry's most extensive portfolio of managed network services, including the market-leading IP VPN used by 800 global businesses as of May 13, 2003. Equant, a member of the France Telecom Group, was named Best Global Carrier 2002 at the World Communication Awards and consistently leads industry surveys in corporate user satisfaction.

###

This release may contain projections or other forward-looking statements related to Equant that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Readers are referred to the documents filed by Equant with the SEC, specifically the most recent filing on SEC Form 20-F, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including, among other things, risks relating to Equant's history of operating losses, the unpredictability of growth in Equant's markets, changing technology, uncertain and changing regulatory restrictions, Equant's international operations, dependence on suppliers, network security issues, competition, and volatility of Equant's stock price and risks relating to the combination with Global One. All forward-looking statements are based on information available to Equant on the date hereof, and Equant assumes no obligation to update such statements.



CONTACTS:

Equant Media Relations

North and Latin America

Fredric Emmert
+1 703 689 6010
fredric.emmert@equant.com

Europe
Frédéric Gielec
+33 1 46 46 21 89
frederic.gielec@equant.com

Asia Pacific Australasia
Shirley Ng
+65 335 6730
shirley.ng@equant.com

France Telecom
Nilou du Castel
Responsible Presse Groupe France Telecom
+33 1 44 44 93 93
Nilou.ducastel.@francetelecom.com

Caroline Chaize
Service de Presse Groupe France Telecom
+ 33 1 44 44 93 93
Caroline.chaize@francetelecom.com

Equant Investor Relations

Europe

Ashley Rayfield
+44 208 321 4581
ashley.rayfield@equant.com

France
Isabelle Guibert
+33 1 46 46 99 53
isabelle.guibert@equant.com